Exhibit B-7







  Exhibit H to the Master Separation and Distribution Agreement

        INDEMNIFICATION & INSURANCE MATTERS AGREEMENT

       INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT


                           BETWEEN



                   ALLEGHENY ENERGY, INC.


                             AND


                       [SUPPLY HOLDCO]

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       INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT

     INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT (the
"Agreement"), dated ___________, 2001, between Allegheny
Energy, Inc., a Maryland corporation ("Allegheny") and
[______________], a Maryland corporation ("Supply Holdco").

                          RECITALS
     WHEREAS, the Board of Directors of Allegheny has determined that it is in the best interest of Allegheny and its stockholders to separate Allegheny's existing businesses into two independent businesses;

     WHEREAS, pursuant to such determination, Allegheny and Supply Holdco have entered into a Master Separation
Agreement (as defined below), which provides, among other things, for the separation of Allegheny and Supply Holdco, the transfer between Allegheny and Supply Holdco of certain assets and liabilities, the initial public offering of Supply Holdco common stock, the distribution of such common stock and the execution and delivery of certain other agreements in order to facilitate the foregoing; and

     WHEREAS, in connection with the foregoing, the parties desire to set forth certain agreements regarding indemnification and insurance.

     NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth below, Allegheny and Supply Holdco agree as follows:

                          ARTICLE I
                         DEFINITIONS

     For the purpose of this Agreement the following capitalized terms shall have the meanings specified herein.
Capitalized terms used in this Agreement and not otherwise defined shall have the meanings for such terms set forth in the Master Separation Agreement.

     "Action" means any demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, foreign or international governmental authority or any arbitration or mediation tribunal.

     "Allegheny Indemnitees" means Allegheny, each member of the Allegheny Group and each of their respective directors, officers and employees.

     "Asbestos Claim" means any past, present or future claim, demand, request, complaint, cross-complaint, cross-claim, right, suit, lawsuit, action or proceeding or cause of action or order seeking monetary relief (including, without limitation, punitive or exemplary damages) or other

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relief (including, without limitation, medical monitoring,
injunctive or declaratory relief) allegedly caused by, arising out of (including, without limitation, whether arising out of any contract or tort based on negligence or strict liability), or relating to, in whole or in part, any exposure to asbestos.

     "Claims Committee" means a committee composed of (i) either the General Counsel or Deputy General Counsel of
Allegheny and (ii) either the General Counsel or Deputy
General Counsel of Supply Holdco.

     "Commingled Claims" means, collectively, any Third
Party Claims (i) which involve an employee, consultant or contractor that was employed by both the Supply Holdco
Business and the Allegheny Business, (ii) in which both
Allegheny and Supply Holdco are named, or (iii) involving both the Supply Holdco Business and the Allegheny Business.

     "Coverage Amount" has the meaning set forth in Section
3.6 hereof.

     "Employee Matters Agreement" means the Employee Matters
Agreement  between Allegheny and Supply Holdco.

     "Employment Liabilities" has the meaning set forth in the Employee Matters Agreement.

     "Environmental Claim" means any and all administrative or judicial actions, suits, orders, claims, liens, notices of violation, investigations, complaints, requests for information, proceedings or other written communication, whether criminal or civil, by any Person based upon, alleging, asserting, or claiming any (a) violation of, or liability under any environmental law, (b) violation of any permit, or (c) liability for investigatory costs, cleanup costs, removal costs, remedial costs, response costs, natural resource damages, property damage, personal injury, fines, or penalties arising out of, based upon, resulting from or related to, the presence, release, or threatened release into the environment of any hazardous materials or any other environmental condition.

     "Existing Authority" has the meaning set forth in 4.12 hereof.

     "Indemnifying Party" has the meaning set forth in
Section 2.5(a) hereof.

     "Indemnitee" has the meaning set forth in Section
2.5(a) hereof.

     "Insurance Policies" means insurance policies pursuant to which a Person makes a true risk transfer to an insurer.

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     "Insurance Transition Period" has the meaning set forth
in Section 3.1(a) of this Agreement.

     "Insured Supply Holdco Liability" means any Supply
Holdco Liability to the extent that (i) it is covered under the terms of Allegheny's Insurance Policies in effect prior to the IPO Closing Date and (ii) Supply Holdco is not a named insured under, or otherwise entitled to the benefits of, such Insurance Policies.

     "Intercompany Agreements" means any written agreement between Allegheny or any of its Subsidiaries and Supply
Holdco or any of its Subsidiaries, which is in effect prior to the IPO Closing Date.

     "Liabilities" means all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or un-liquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including, without limitation, whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by generally accepted accounting principles and accounting policies to be reflected in financial statements or disclosed in the notes thereto. For purposes of any indemnification hereunder, "Liabilities" shall be deemed also to include any and all damages, claims, suits, judgments, fines, penalties, costs and expenses of any kind or character, including attorney's fees.

     "Overallocated Party" has the meaning set forth in
Section 3.6 hereof.

     "Master Separation Agreement" means the Master
Separation and Distribution Agreement between Allegheny and
Supply Holdco.

     "Supply Holdco Covered Parties" shall have the meaning set forth in Section 3.1(a) of this Agreement.

     "Supply Holdco Indemnitees" means Supply Holdco, each member of the Supply Holdco Group and each of their respective directors, officers and employees.

     "Supply Holdco Liabilities" means (i) all Liabilities of the Supply Holdco Group and (ii) the Credit Support
Arrangements.

     "Tax Indemnification Agreement" means the Tax
Indemnification Agreement between Allegheny and Supply
Holdco.

     "Taxes" has the meaning set forth in the Tax
Indemnification Agreement.

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     "Third Party Claim" has the meaning set forth in
Section 2.5(a) of this Agreement.

                         ARTICLE II
              MUTUAL RELEASES; INDEMNIFICATION

     SECTION 2.1    Release of Pre-Closing Claims.

     (a) Supply Holdco Release. Except as provided in Section 2.1(c), effective as of the IPO Closing Date, Supply Holdco does hereby, for itself and as agent for each member of the Supply Holdco Group, remise, release and forever discharge the Allegheny Indemnitees from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising on or prior to the IPO Closing Date from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the IPO Closing Date, including any such acts, events or conditions on or before the IPO Closing Date in connection with the transactions and all other activities to implement any of the Separation, the IPO and the Distribution.

     (b) Allegheny Release. Except as provided in Section 2.1(c), effective as of the IPO Closing Date, Allegheny does hereby, for itself and as agent for each member of the Allegheny Group, remise, release and forever discharge the Supply Holdco Indemnitees from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising on or prior to the IPO Closing Date under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the IPO Closing Date, including any such acts, events or conditions on or before the IPO Closing Date in connection with the transactions and all other activities to implement any of the Separation, the IPO and the Distribution.

    (c) Excluded Liabilities; No Impairment. Nothing contained in Section 2.1(a) or (b) shall release any claims under, or impair any right of any Person to enforce, the Master
Separation Agreement, any Ancillary Agreement (including this Agreement), or any Intercompany Agreement, in each case in accordance with its terms.


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   (d)  No Actions as to Released Claims.  Supply Holdco
agrees, for itself and as agent for each member of the Supply Holdco Group, not to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Allegheny or any member of the Allegheny Group, or any other Person released pursuant to Section 2.1(a), with respect to any Liabilities released pursuant to Section 2.1(a). Allegheny agrees, for itself and as agent for each member of the Allegheny Group, not to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Supply Holdco or any member of the Supply Holdco Group, or any other Person released pursuant to Section 2.1(b), with respect to any Liabilities released pursuant to Section 2.1(b).

     (e) Further Instruments. At any time, at the request of any other party, each party shall cause each member of its respective Group to execute and deliver releases reflecting the provisions hereof.

     Section 2.2 Indemnification by Supply Holdco. Except as otherwise provided in this Agreement, Supply Holdco shall, for itself and as agent for each member of the Supply Holdco Group, indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the Allegheny
Indemnitees from and against any and all Liabilities that any third party seeks to impose upon the Allegheny
Indemnitees, or which are imposed upon the Allegheny Indemnitees, if and to the extent such Liabilities relate to, arise out of or result from any of the following items (without duplication):

          (i) subject to Section 2.4, any acts or omission or alleged acts or omissions by or on behalf of any member of the Supply Holdco Group in the conduct of the Supply Holdco Business or in connection with the IPO or the Distribution;

          (ii) any breach by Supply Holdco or any member of the Supply Holdco Group of the Master Separation Agreement or any of the Ancillary Agreements (including this Agreement); and

          (iii) subject to Section 2.4 any Supply Holdco
           Liability.

     In the event that any member of the Supply Holdco Group makes a payment to the Allegheny Indemnitees hereunder, and any of the Allegheny Indemnitees subsequently diminishes the Liabilities on account of which such payment was made, either directly or through a third-party recovery, Allegheny will promptly repay (or will procure a Allegheny Indemnitee to promptly repay) such member of the Supply Holdco Group the amount by which the payment made by such member of the Supply Holdco Group exceeds the actual cost to the Allegheny Indemnitee of the associated indemnified Liability.

     Section 2.3 Indemnification by Allegheny. Except as otherwise provided in this Agreement, Allegheny shall, for itself and as agent for each member of the Allegheny Group,

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indemnify, defend (or, where applicable, pay the defense
costs for) and hold harmless the Supply Holdco Indemnitees from and against any and all Liabilities that any third party seeks to impose upon the Supply Holdco Indemnitees, or which are imposed upon the Supply Holdco Indemnitees, if and to the extent such Liabilities relate to, arise out of or result from any of the following items (without duplication):

          (i) subject to Section 2.4, any acts or omissions or alleged acts or omissions by or on behalf of any member of the Allegheny Group in the conduct of the Allegheny Business or in connection with the IPO or the Distribution;

         (ii) any breach by Allegheny or any member of the Allegheny Group of the Master Separation Agreement or any of the Ancillary Agreements (including this Agreement); and

         (iii) subject to Section 2.4, any Liabilities of the Allegheny Group other than the Credit Support Arrangements.

     In the event that any member of the Allegheny Group makes a payment to the Supply Holdco Indemnitees hereunder, and any of the Supply Holdco Indemnitees subsequently diminishes the Liabilities on account of which such payment was made, either directly or through a third-party recovery, Supply Holdco will promptly repay (or will procure a Supply Holdco Indemnitee to promptly repay) such member of the Allegheny Group the amount by which the payment made by such member of the Allegheny Group exceeds the actual cost to the Supply Holdco Indemnitee of the indemnified Liabilities.

     Section 2.4 Indemnification of Environmental Claims and Asbestos Claims. Any Environmental Claims or Asbestos
Claims against a Supply Holdco Indemnitee arising prior to the IPO Closing Date are the responsibility of Allegheny and Allegheny shall, for itself and as agent for each member of the Allegheny Group, indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the Supply Holdco Indemnitee from and against any and all such claims that any third party seeks to impose upon the Supply Holdco Indemnitee, or which are imposed upon the Supply
Holdco Indemnitee.  Any Environmental Claims or Asbestos
Claims against an Allegheny Indemnitee arising after the IPO Closing Date are the responsibility of Supply Holdco and Supply Holdco shall, for itself and as agent for each member of the Supply Holdco Group, indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the Allegheny Indemnitee from and against any and all such claims that any third party seeks to impose upon the Allegheny Indemnitee, or which are imposed upon the Allegheny Indemnitee. For purposes of this Section 2.4, an Asbestos Claim or Environmental Claim shall be deemed to have arisen "prior to" the IPO Closing Date if the claim arises from or relates to exposure to, handling or use of asbestos, or to the treatment, transportation or disposal of alleged environmentally harmful substances, prior to the IPO Closing Date, regardless of when the alleged injury or claim is manifested or asserted, unless the claim arises from or relates to negligent or otherwise unlawful acts of a Supply Holdco Indemnitee after the IPO Closing Date. By way of example only:

          (i) Claims involving alleged exposure to asbestos or contamination from emissions of or disposal of alleged environmentally harmful substances allegedly occurring prior to the IPO Closing Date shall be considered to have arisen prior to the IPO Closing Date, regardless of when the claim is commenced.

         (ii) Claims involving alleged exposure to asbestos or contamination from emissions of or disposal of alleged environmentally harmful substances allegedly occurring after the IPO Closing Date, or from allegedly negligent acts or omissions in dealing with asbestos or such allegedly environmentally harmful substances after the IPO Closing Date, shall be considered to have arisen after the IPO Closing Date regardless of when such asbestos or alleged environmentally harmful substance was placed in any Supply Holdco facility or was created or used in any Supply Holdco Business.

        (iii) Claims involving alleged exposure to asbestos or contamination from emissions of or disposal of alleged environmentally harmful substances allegedly occurring in part before and in part after the IPO Closing Date shall be handled as Commingled Claims under Section 2.5 of this Agreement.

        (iv) Violations of environmental permits by a Supply Holdco Indemnitee after the IPO Closing Date will be deemed to arise after the IPO Closing Date; provided, however, that to the extent fines, penalties or other liabilities are imposed as a result of such violations having also existed prior to the IPO Closing Date, the pre-IPO portion of any such fines, penalties or other liabilities shall be deemed to have arisen prior to the IPO Closing Date.

     Section 2.5    Procedures for Defense, Settlement and
Indemnification of Third Party Claims.

     (a) Notice of Claims. If an Allegheny Indemnitee or a Supply Holdco Indemnitee (as applicable) (an "Indemnitee") shall receive notice or otherwise learn of the assertion by a Person (including any Regulatory Authority) who is not a member of the Allegheny Group or the Supply Holdco Group of any claim or of the commencement by any such Person of any Action (collectively, a "Third Party Claim") with respect to which a party (an "Indemnifying Party") may be obligated to provide indemnification to such Indemnitee pursuant to
Section 2.2 or 2.3, or any section of the Master Separation Agreement or any Ancillary Agreement (including this Agreement), Allegheny and Supply Holdco (as applicable) will ensure that such Indemnitee shall give such Indemnifying Party written notice thereof within thirty (30) days after becoming aware of such Third Party Claim. Any such notice shall describe the Third Party Claim in reasonable detail.

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Notwithstanding the foregoing, the delay or failure of any
Indemnitee or other Person to give notice as provided in this Section 2.5(a) shall not relieve the related Indemnifying Party of its obligations under this Article II, except to the extent that such Indemnifying Party is actually and substantially prejudiced by such delay or failure to give notice.

    (b) Claims Committee. Any of the parties may refer any dispute regarding the provisions of this Article II to the Claims Committee for resolution. All determinations of the Claims Committee, if unanimous, shall be binding on all of the parties and their respective successors and assigns. The Claims Committee shall reach a resolution that minimizes expenses for all parties and seeks to avoid hiring multiple counsel. In the event a Liability arises from both an event, act and omission relating primarily to the Supply Holdco Business and an event, act or omission relating primarily to the Allegheny Business, the Claims Committee shall apportion the Liability in accordance with comparative fault, and it may re-apportion the Liability as it learns of additional facts bearing on that assessment. In the event that the Claims Committee cannot reach a unanimous determination as to the nature, status or handling of any such claims within thirty (30) days after such referral (unless the Claims Committee unanimously agrees to a longer time period), the issue will be submitted for resolution pursuant to the procedures set forth in the dispute resolution provisions contained in Section 6.7 of the Master Separation Agreement; provided, that the provisions of this Section 2.5(b) shall supercede the requirements of the second sentence of Section 6.7(a) of the Master Separation Agreement.

     (c) Defense of Commingled Claims. With respect to any Commingled Claim, the Claims Committee shall determine which party shall manage the defense of, and may seek to settle or compromise, such Commingled Claim based upon the specific facts of such claim.

      (d) Defense By Indemnifying Party. Other than in the case of a Commingled Claim, an Indemnifying Party will manage the defense of and (unless the Indemnifying Party has specified any reservations or exceptions to the obligation to manage the defense or to indemnify that have been referred to, but not resolved by, the Claims Committee) may settle or compromise any Third Party Claim. Within thirty (30) days after the receipt of notice from an Indemnitee in accordance with Section 2.5(a) (or sooner, if the nature of such Third Party Claim so requires), the Indemnifying Party shall notify the Indemnitee that the Indemnifying Party will assume responsibility for managing the defense of such Third Party Claim, which notice shall specify any reservations or exceptions.

     (e) Defense By Indemnitee. If an Indemnifying Party fails to assume responsibility for managing the defense of a Third Party Claim, or fails to notify an Indemnitee that it will assume responsibility as provided in Section 2.5(d), such Indemnitee may manage the defense of such Third Party Claim.

     (f)  No Settlement By Indemnitee Without Consent. Unless the
Indemnifying Party has failed to manage the defense of the Third Party Claim in accordance with the terms of this Agreement, no Indemnitee may settle or compromise any Third
Party Claim without the consent of the Indemnifying Party.

     (g) No Consent to Certain Judgments or Settlements Without Consent. Notwithstanding Section 2.5(d) above, no party shall consent to entry of any judgment or enter into any settlement of a Third Party Claim without the consent of the other party (such consent not to be unreasonably withheld) if the effect of such judgment or settlement is to (A) permit any injunction, declaratory judgment, other order or other nonmonetary relief to be entered, directly or indirectly, against the other party or (B) materially affect the other party due to the allocation of Liabilities and related indemnities set forth in the Master Separation Agreement, this Agreement or any other Ancillary Agreement.

     Section 2.6    Additional Matters.

     (a) Cooperation in Defense and Settlement. With respect to any Third Party Claim that implicates both Supply Holdco and Allegheny in a material fashion due to the allocation of Liabilities, responsibilities for management of defense and related indemnities set forth in the Master Separation Agreement, this Agreement or any of the Ancillary
Agreements, the parties agree to cooperate fully and maintain a joint defense (in a manner that will preserve the attorney-client privilege with respect thereto) so as to minimize such Liabilities and defense costs associated therewith. The party that is not responsible for managing the defense of such Third Party Claims shall, upon reasonable request, be consulted with respect to significant matters relating thereto and may, if necessary or helpful, associate counsel to assist in the defense of such claims.

    (b) Substitution. In the event of an Action in which the Indemnifying Party is not a named defendant, if either the Indemnitee or the Indemnifying Party shall so request, the parties shall endeavor to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the rights and obligations of the parties regarding indemnification and the management of the defense of claims as set forth in this Article II shall not be altered.

    (c) Subrogation. In the event of payment by or on behalf of any Indemnifying Party to or on behalf of any Indemnitee in connection with any Third Party Claim, such Indemnifying
Party shall be subrogated to and shall stand in the place of such Indemnitee, in whole or in part based upon whether the Indemnifying Party has paid all or only part of the Indemnitee's Liability, as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third Party Claim against any claimant or plaintiff asserting such Third Party Claim or against any other person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

     (d)  Not Applicable to Taxes or Employment Liabilities. This
Agreement shall not apply to Taxes (which are covered by the Tax Indemnification Agreement) or Employment Liabilities
(which are covered by the Employee Matters Agreement).

     Section 2.7 Survival of Indemnities. Subject to Section 4.7, the rights and obligations of the members of the Allegheny Group and the Supply Holdco Group under this
Article II shall survive the sale or other transfer by any party of any assets or businesses or the assignment by it of any Liabilities or the sale by any member of the Allegheny Group or the Supply Holdco Group of the capital stock or other equity interests of any Subsidiary to any Person.

                         ARTICLE III
                      INSURANCE MATTERS

     SECTION 3.1    Supply Holdco Insurance Coverage During the
Transition Period.

     (a) Maintain Comparable Insurance. Throughout the period beginning on the IPO Closing Date and ending on the Distribution Date (the "Insurance Transition Period"), Allegheny shall, subject to insurance market conditions and other factors beyond its control, maintain policies of insurance, including for the benefit of Supply Holdco or any of its Subsidiaries, directors, officers, employees or other covered parties (collectively, "Supply Holdco Covered Parties") which are comparable to those maintained generally by Allegheny; provided, however, that if Allegheny determines that (i) the amount or scope of such coverage will be reduced to a level materially inferior to the level of coverage in existence immediately prior to the Insurance Transition Period or (ii) the retention or deductible level applicable to such coverage, if any, will be increased to a level materially greater than the levels in existence immediately prior to the Insurance Transition Period, Allegheny shall give Supply Holdco notice of such determination as promptly as practicable. Upon notice of such determination, Supply Holdco shall be entitled to no less than sixty (60) days to evaluate its options regarding continuance of coverage hereunder and may cancel its interest in all or any portion of such coverage as of any day within such sixty (60) day period. Except as provided below, during the Insurance Transition Period, such policies of insurance shall cover Supply Holdco Covered Parties for liabilities and losses insured prior to the Distribution
Date.

(b) Reimbursement for Premiums. Supply Holdco shall promptly pay or reimburse Allegheny, as the case may be, for premium expenses, and Supply Holdco Covered Parties shall promptly pay or reimburse Allegheny for any costs and expenses which Allegheny may incur in connection with the insurance coverages maintained pursuant to this Section 3.1, including but not limited to any subsequent premium adjustments. All payments and reimbursements by Supply Holdco and Supply Holdco Covered Parties to Allegheny shall be made within fifteen (15) days after Supply Holdco's receipt of an invoice from Allegheny.

     Section 3.2 Cooperation and Agreement Not to Release Carriers. Each of Allegheny and Supply Holdco will share such information as is reasonably necessary in order to permit the other to manage and conduct its insurance matters in an orderly fashion. Each of Allegheny and Supply Holdco, at the request of the other, shall cooperate with and use commercially reasonable efforts to assist the other in recoveries for claims made under any insurance policy for the benefit of any insured party, and neither Allegheny nor Supply Holdco, nor any of their Subsidiaries, shall take any action which would intentionally jeopardize or otherwise interfere with either party's ability to collect any proceeds payable pursuant to any insurance policy. Except as otherwise contemplated by the Master Separation Agreement, this Agreement or any Ancillary Agreement, after the IPO Closing Date, neither Allegheny nor Supply Holdco shall (and shall ensure that no member of their respective Groups shall), without the consent of the other, provide any insurance carrier with a release, or amend, modify or waive any rights under any such policy or agreement, if such release, amendment, modification or waiver would adversely affect any rights or potential rights of any member of the other Group thereunder. However, nothing in this Section 3.2 shall (A) preclude any member of any Group from presenting any claim or from exhausting any policy limit, (B) require any member of any Group to pay any premium or other amount or to incur any Liability, (C) require any member of any Group to renew, extend or continue any policy in force or
(D) except as otherwise provided in Section 3.12, apply to Allegheny in connection with rights to coverage for Environmental Claims under Insurance Policies in effect prior to the IPO Closing Date.

       Section 3.3 Supply Holdco Insurance Coverage After the Insurance Transition Period. From and after expiration of the Insurance Transition Period, Supply Holdco, and Supply Holdco alone, shall be responsible for obtaining and maintaining insurance programs for its risk of loss and such insurance arrangements shall be separate and apart from Allegheny's insurance programs. Notwithstanding the foregoing, Allegheny, upon the request of Supply Holdco, shall use all commercially reasonable efforts to assist
Supply Holdco in the transition to its own separate insurance programs from and after the Insurance Transition Period, and shall provide Supply Holdco with any information that is in the possession of Allegheny and is reasonably available and necessary to either obtain insurance coverages for Supply Holdco or to assist Supply Holdco in preventing unintended self-insurance, in whatever form.

       Section 3.4 Responsibilities for Self-insured Obligations. Supply Holdco will reimburse Allegheny for all amounts necessary to exhaust or otherwise satisfy all applicable self-insured retentions, amounts for fronted policies, deductibles and retrospective premium adjustments and similar amounts not covered by Insurance Policies in connection with Supply Holdco Liabilities and Insured Supply Holdco Liabilities.

      Section 3.5    Procedures With Respect to Insured Supply
Holdco Liabilities.

     (a)  Reimbursement. Except for claims subject to Section
2.4, Supply Holdco will reimburse Allegheny for all amounts incurred to pursue insurance recoveries from Insurance
Policies for Insured Supply Holdco Liabilities.

     (b)  Management of Claims. Except for claims subject to
Section 2.4, the defense of claims, suits or actions giving rise to potential or actual Insured Supply Holdco Liabilities will be managed (in conjunction with Allegheny's insurers, as appropriate) by the party that would have had responsibility for managing such claims, suits or actions had such Insured Supply Holdco Liabilities been Supply Holdco Liabilities.

     Section 3.6 Insufficient Limits of Liability for Allegheny Liabilities and Supply Holdco Liabilities. Except for claims subject to Section 2.4, in the event that there are insufficient limits of liability available under Allegheny's Insurance Policies in effect prior to the Distribution Date to cover the Liabilities of Allegheny and/or Supply Holdco that would otherwise be covered by such Insurance Policies, then to the extent that other insurance is not available to Allegheny and/or Supply Holdco for such Liabilities an adjustment will be made in accordance with the following procedures:

          (i) Each party will be allocated an amount equal to its proportional share of any excess Liabilities (net of any deductible) of the lesser of (A) the available limits of liability available under Allegheny's Insurance Policies in effect prior to the Distribution Date net of uncollectible amounts attributable to insurer insolvencies, and (B) the proceeds received from Allegheny's Insurance Policies if the Liabilities are the subject of disputed coverage claims and, following consultation with each other, Allegheny and/or Supply Holdco agree to accept less than full policy limits from Allegheny's and Supply Holdco's insurers (the "Coverage Amount").

          (ii) A party who receives more than its share of the Coverage Amount (the "Overallocated Party") agrees to reimburse the other party to the extent that the Liabilities of the Overallocated Party that would have been covered under such Insurance Policies (subject to the limitations of Section 3.12) are less than the Overallocated Party's share of the Coverage Amount.

         (iii) This Section 3.6 shall terminate three years following the Distribution Date; provided, however, that either party may extend the three year period applicable to these provisions by up to five additional two-year periods, or as otherwise shall be agreed to in order to accomplish the allocation objective set forth above and in order to have access to any available coverage under the Insurance Policies.

     Section 3.7 Cooperation. Allegheny and Supply Holdco will cooperate with each other in all respects, and they shall execute any additional documents which are reasonably necessary, to effectuate the provisions of this Article III.

     Section 3.8 No Assignment or Waiver. This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any member of the Allegheny Group in respect of any Insurance Policy or any other contract or policy of insurance.

    Section 3.9 No Liability. Supply Holdco does hereby, for itself and as agent for each other member of the Supply
Holdco Group, agree that no member of the Allegheny Group or any Allegheny Indemnitee shall have any Liability whatsoever as a result of the insurance policies and practices of Allegheny and its Subsidiaries as in effect at any time prior to the Distribution Date, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy, the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise.

    Section 3.10 No Restrictions. Nothing in this Agreement shall be deemed to restrict any member of the Supply Holdco Group from acquiring at its own expense any other insurance policy in respect of any Liabilities or covering any period.

    Section 3.11 Further Agreements. The Parties acknowledge that they intend to allocate financial obligations without violating any laws regarding insurance, self-insurance or other financial responsibility. If it is determined that any action undertaken pursuant to the Master Separation
Agreement, this Agreement or any Ancillary Agreement is violative of any insurance, self-insurance or related financial responsibility law or regulation, the parties agree to work together to do whatever is necessary to comply with such law or regulation while trying to accomplish, as much as possible, the allocation of financial obligations as intended in the Master Separation Agreement, this Agreement and any Ancillary Agreement.

    Section 3.12 Agreement Regarding Insurance Covering Environmental Claims and Asbestos Claims. Notwithstanding anything to the contrary in this Agreement (including
Article III hereof), the Master Separation Agreement or any Ancillary Agreement, Supply Holdco shall not make any claim against, or be entitled to any proceeds from, any primary, umbrella or excess general liability policy in effect prior to the IPO Closing Date for any Environmental Claims or Asbestos Claims except to the extent permitted or requested by Allegheny. Each Supply Holdco Indemnitee shall, as a condition of the indemnity provided by Allegheny hereunder, cooperate fully with Allegheny at Allegheny's request in the pursuit of insurance coverage under any policy in effect prior to the IPO Closing Date. The proceeds of any such policy shall be solely for Allegheny's account.

    Section 3.13   Matters Governed by Employee Matters
Agreement. This Article III shall not apply to any insurance policies that are the subject of the Employee Matters
Agreement.

                         ARTICLE IV
                        MISCELLANEOUS

     Section 4.1    Entire Agreement. This Agreement, the Master
Separation Agreement, the other Ancillary Agreements and the Exhibits and Schedules attached thereto, constitute the entire agreement between the parties with respect to the subject matter hereof and shall supersede all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof.

     Section 4.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland as to all matters regardless of the laws that might otherwise govern under principles of conflicts of laws applicable thereto.

     Section 4.3    Notices.  All notices and other
communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by telecopy with answer back, by express or overnight mail delivered by a nationally recognized air courier (delivery charges prepaid), or by registered or certified mail
(postage prepaid, return receipt requested) as follows:

     if to Allegheny:

          Allegheny Energy, Inc.
          10435 Downsville Pike
          Hagerstown, MD  21740
          Attention:  General Counsel

     if to Supply Holdco:

          [_____________]
          10435 Downsville Pike
          Hagerstown, MD  21740
          Attention:  General Counsel

or to such other address as the party to whom notice is given may have previously furnished to the other in writing in the manner set forth above. Any notice or communication delivered in person shall be deemed effective on delivery. Any notice or communication sent by telecopy or by overnight air courier shall be deemed effective on the first Business Day following the day on which such notice or communication was sent. Any notice or communication sent by registered or certified mail shall be deemed effective on the third Business Day following the day on which such notice or communication was mailed. As used in this Section 4.3, "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions located in the State of Maryland are authorized or obligated by law or executive order to close.

     Section 4.4 Parties in Interest. This Agreement and the other documents referred to herein, shall be binding upon Allegheny, Allegheny's Subsidiaries, Supply Holdco and
Supply Holdco's Subsidiaries and inure solely to the benefit of the Supply Holdco Indemnitees and the Allegheny
Indemnitees and their respective permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     Section 4.5 Other Agreements Evidencing Indemnification Obligations. Allegheny hereby agrees to execute, for the benefit of any Supply Holdco Indemnitee, such documents as may be reasonably requested by such Supply Holdco
Indemnitee, evidencing Allegheny's agreement that the indemnification obligations of Allegheny set forth in this Agreement inure to the benefit of and are enforceable by such Supply Holdco Indemnitee. Supply Holdco hereby agrees to execute, for the benefit of any Allegheny Indemnitee, such documents as may be reasonably requested by such Allegheny Indemnitee, evidencing Supply Holdco's agreement that the indemnification obligations of Supply Holdco set forth in this Agreement inure to the benefit of and are enforceable by such Allegheny Indemnitee.

    Section 4.6 Counterparts. This Agreement and the other documents referred to herein, may be executed in counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

   Section 4.7 Assignment. The rights and obligations in this Agreement may not be assigned or delegated by any party hereto, in whole or in part, without the express prior written consent of the other party hereto.

   Section 4.8 Severability. If any term or other provision of this Agreement is determined by a nonappealable decision by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

    Section 4.9 Failure or Indulgence Not Waiver. No failure or delay on the part of either party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

    Section 4.10 Amendment. No change or amendment will be made to this Agreement except by an instrument in writing signed on behalf of each of the parties to this Agreement.

    Section 4.11 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.

     Section 4.12 Governmental Approvals. The parties acknowledge that certain of the provisions of this Agreement may be subject to certain conditions established by applicable government regulations, orders, and approvals ("Existing Authority"). The parties intend to implement this Agreement consistent with and to the extent permitted by Existing Authority and to cooperate toward obtaining and maintaining in effect such governmental agency consents, orders or approvals as may be required in order to implement this Agreement as fully as possible in accordance with its terms.

     WHEREFORE, the parties have signed this Agreement effective as of the date first set forth above.


ALLEGHENY ENERGY, INC.        [______________________]

By:______________________          By: ____________________
     Name:                               Name:
     Title:                              Title: